Mail Stop 3561

      							October 20, 2005


Ms. Janice Lee
Executive Vice President and Chief Financial Officer hanarotelecom incorporated
Tae-pyung-ro 2-43
Chung-ku, Seoul 100-733
Korea

	Re:	hanarotelecom incorporated
      Form 20-F for Fiscal Year Ended December 31, 2004
		Filed June 29, 2005



Dear Ms. Lee:



      We have reviewed your supplemental response letter dated September 21, 2005 as well as your filing and have the following comments. As noted in our comment letter dated September 7, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 20-F for Fiscal Year Ended December 31, 2004

Note 23.  Commitments and Contingencies, page F-31

1. We note your response to prior comment 8. It is unclear to us why you believe you are not required to accrue for the pending fine and the contingent liability as of December 31, 2004 for US GAAP reporting purposes. Explain to us in more detail the nature of the
Korean Fair Trade Commission`s investigation, including the date their investigation commenced and the periods the investigation covers. In this regard, if the pending fine and other contingencies relate to underlying activities which were alleged to have occurred prior to December 31, 2004, tell us why you believe these amounts were not required to be accrued or disclosed in your financial statements as of December 31, 2004. Please ask your auditors to tell us how they considered the guidance in AU Section 560 with respect to these events.

Note 26.  Reconciliation to Accounting Principals Generally
Accepted
in the United States, page F-33

2. We note your response to prior comment 9. In addition to the disclosure you have proposed, we also believe that you should disclose other significant income statement classification differences between US GAAP and Korean GAAP, such as the difference in classification of the write-off of property and equipment, which is classified as an operating expense for US GAAP reporting purposes.
Please revise, in future filings, or advise.

Licensing Cost, page F-35

3. We note your response to prior comment 10. Addressing all of the factors discussed in paragraph 11 of SFAS 142, explain to us in more detail how you determined that an indefinite useful life is appropriate for your licenses. Confirm for us that these licenses do not have to be renewed in order to remain effective and describe the conditions under which the license can be revoked.

Investment Securities, page F-35

4. We note your response to prior comment 11 and have additional questions. Please provide us with more details or confirm the following:

* You state that Won 28.5 billion of impairment losses have been charged to income for non-listed securities. Tell us the amounts that have been recognized and in what periods, as it appears that only Won 2.5 billion was recognized in the year ended December 31, 2004.
* You also state that Won 8.3 billion of capital adjustments were recognized for listed securities. Confirm for us, if true, that these amounts are recorded in Other Comprehensive Income for US GAAP purposes.
* It appears that a significant portion of the unrealized losses over
12 months relates to the investment in Dreamline Corporation.
Tell
us why these losses have been classified as over 12 months, given that you recently began accounting for this investment on the cost basis when your ownership percentage was reduced.
* In future filings, revise your disclosure to clearly indicate a rollforward from the acquisition costs to the fair value, indicating which amounts have been charged to income versus those that are captured in OCI.



Segment Information, page F-42

5. We note your response to comment 12. Explain for us in more detail and disclose, in future filings, your policy for testing goodwill for impairment under SFAS 142 for US GAAP reporting. Describe the nature of the two-step test of goodwill impairment, including the method used to determine if goodwill is impaired and how you measure the amount of any impairment.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Kathleen Kerrigan, Staff Accountant, at (202) 551-3369 or Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.


								Sincerely,



								Larry Spirgel
								Assistant Director


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Ms. Janice Lee
hanarotelecom incorporated
October 20, 2005
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